UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Marathon Digital Holdings, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

56585W302

(CUSIP Number)

Christopher Ensey

53 Palmeras Street, Suite 601

San Juan, Puerto Rico 00901

(410) 274-1257

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

October 6, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this “Amendment”) is being filed to correct the information disclosed in, and to replace, Amendment No. 1 to Schedule 13D that was filed by the reporting persons on April 1, 2021.

CUSIP No. 56585W302	13D	Page 3 of 6

1		Names of Reporting Persons Two Point One, LLC
2		Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds: OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6		Citizenship or Place of Organization: Puerto Rico
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:	☐
13		Percent of Class Represented by Amount in Row (11): 0%
14		Type of Reporting Person: OO

CUSIP No. 56585W302	13D	Page 4 of 6

1		Names of Reporting Persons Christopher Ensey
2		Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds: OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6		Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 420,000[1]
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 420,000[1]
	10	Shared Dispositive Power: 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person: 420,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:	☐
13		Percent of Class Represented by Amount in Row (11): 0.4%[2]
14		Type of Reporting Person: OO

Notes:

(1)	The shares are owned by a Puerto Rican limited liability company of which Christopher Ensey, a resident of Puerto Rico, is the sole member. In such capacity, Mr. Ensey has sole voting and investment discretion with respect to such shares.
(2)	The percentage is based on 98,804,636 outstanding shares of common stock of the issuer, as disclosed in the issuer’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the Securities and Exchange Commission on March 16, 2021.

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $.0001 per share (the “Common Stock”), of Marathon Digital Holdings, Inc. (formerly known as Marathon Patent Group, Inc.), a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144.

Item 2. Identity and Background.

This statement is filed by and on behalf of Two Point One, LLC, a limited liability company formed under the laws of Puerto Rico (“2P1”), and Christopher Ensey, the manager of 2P1 (“Mr. Ensey” and, together with 2P1, the “Reporting Persons”). Mr. Ensey is a Reporting Person because, as manager of 2P1, he has voting and investment discretion with respect to 2P1’s assets. 2P1 is engaged in the business of providing technology managed services. Mr. Ensey is a resident of Puerto Rico and a citizen of the United States of America. The Reporting Persons’ business address is 53 Palmeras Street, Suite 601, San Juan, Puerto Rico 00901.

During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On October 6, 2020, the Issuer issued 3,000,000 shares of the Common Stock to 2P1 as equity compensation pursuant to a Data Facility Services Agreement, dated as of October 6, 2020 (the “Services Agreement”), for certain operations and maintenance services that 2P1 and another entity, Liefern LLC, were to provide to the Issuer with respect to the Issuer’s facility located in Hardin, MT.

Item 4. Purpose of Transaction.

All of the Issuer’s securities owned by the Reporting Persons were acquired for investment purposes only, as compensation for services to be provided by 2P1 under the Services Agreement and, in the case of a portion of such shares subsequently acquired by Mr. Ensey’s limited liability company, pursuant to the distribution discussed in Item 5 below. The Reporting Persons have no present plans or proposals that relate to or would result in any of the actions or events required to be described in paragraphs (a) through (j) of Item 4 of Schedule 13D except that Mr. Ensey’s limited liability company might sell some or all its 420,000 shares of the Common Stock in one or more transactions pursuant to the exemption provided by Rule 144 promulgated under the Securities Act of 1933, as amended, when such exemption becomes available. The Reporting Persons may, at any time, review or reconsider their positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

On October 6, 2020, 2P1 acquired the 3,000,000 shares of the Common Stock reported in Item 3 above, and the Reporting Persons thereafter filed their Schedule 13D to report that 2P1 and, by virtue of his position as manager of 2P1, Mr. Ensey were the beneficial owners of such 3,000,000 shares, representing 5.7% of the shares of the Common Stock that were then issued and outstanding.

2P1’s operating agreement required it to distribute, on the original acquisition date, all 3,000,000 shares of the Common Stock to 2P1’s members, on a pro rata basis and for no consideration. Pursuant to this distribution right, a Puerto Rican limited liability company of which Mr. Ensey is the sole member became entitled to receive, on October 6, 2020, 420,000 of such shares. On December 17, 2020, 2P1 updated the book entry registration of the 3,000,000 shares to reflect the distribution of such shares required by its operating agreement to have taken place on October 6, 2020. Accordingly, as a technical matter, as of immediately following 2P1’s acquisition of the 3,000,000 shares on October 6, 2020 and until December 17, 2021 when the stock records were updated, the Reporting Persons had sole voting discretion with respect to all 3,000,000 shares of the Common Stock, 2P1 had no investment discretion with respect to any shares of the Common Stock, and Mr. Ensey had sole voting discretion with respect to only the 420,000 shares of the Common Stock to which his limited liability company became entitled as of October 6, 2020.

As of December 17, 2021, the 3,000,000 shares over which the Reporting Persons had sole voting discretion, which included the 420,000 shares over which Mr. Ensey has sole investment discretion, represented 4.7% of the issued and outstanding shares of the Common Stock based on the 63,633,599 shares of the Common Stock that were then issued and outstanding, as reported by the Issuer in a Registration Statement on Form S-3 filed on December 11, 2020.

As of the date of Amendment No. 2 to the Reporting Person’s Schedule 13D, the 420,000 shares beneficially owned by Mr. Ensey represent 0.4% of the issued and outstanding shares of the Common Stock based on the 98,804,636 shares that were issued and outstanding as of March 16, 2021, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2020.

The Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

To the best knowledge of the Reporting Persons, no person other than Mr. Ensey, through his limited liability company that holds the 420,000 shares of the Common Stock reported in this Schedule 13D, has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the shares of the Common Stock reported in Item 5(a).

Based on the Issuer’s Registration Statement on Form S-3 filed on December 11, 2020, the Reporting Persons ceased to be beneficial owners of more than 5% of the Common Stock on December 9, 2020.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in Items 2, 3 and 5 of this Schedule 13D and the Reporting Persons’ Joint Filing Agreement filed as Exhibit 99.1 to this Schedule 13D, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement dated November 25, 2020 (filed with the original Schedule 13D).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2021	TWO POINT ONE, LLC

	By:	/s/ Christopher Ensey
	Name:	Christopher Ensey
	Title:	Manager

Dated: April 5, 2021	/s/ Christopher Ensey
Christopher Ensey